UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 39)*

TOP SHIPS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8897Y230
(CUSIP Number)
Dimosthenis Eleftheriadis 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y8897Y230

1.	NAME OF REPORTING PERSONS Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,930,718

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 2,930,718

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,930,718

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.35%(1)

14.	TYPE OF REPORTING PERSON CO

____________________

(1) See Item 5(a).

CUSIP No.	Y8897Y230

1.	NAME OF REPORTING PERSONS 3 Sororibus Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,930,718(1)(2)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER

2,930,718(1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,930,718(1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.35%(3)

14.	TYPE OF REPORTING PERSON OO

____________________

(1) 3 Sororibus Trust is an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Issuer. 3 Sororibus Trust is the sole shareholder of Family Trading Inc., a Marshall Islands corporation and may be deemed to beneficially own all of the Common Shares beneficially owned by Family Trading, Inc.

(2) Includes 2,930,718 Common Shares held by Family Trading Inc.

(3) See Item 5(a).

CUSIP No.	Y8897Y230

1.	NAME OF REPORTING PERSONS Evangelos J. Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greek

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 446,446

8.	SHARED VOTING POWER 0

9.	SOLE DISPOSITIVE POWER 446,446

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,446

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%(1)

14.	TYPE OF REPORTING PERSON OO

____________________

(1) See Item 5(a).

Explanatory Note: This Amendment No. 39 (this “Amendment No. 39”) amends and supplements the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the “Commission”) by Mr. Evangelos J. Pistiolis, Family Trading Inc. (“Family Trading”) and the Lax Trust on December 6, 2023 (as amended, the “Schedule 13D”). This Amendment No. 39 is being filed on behalf of Mr. Evangelos J. Pistiolis, Family Trading and 3 Sororibus Trust (collectively, the “Reporting Persons”). This Amendment No. 39 is being filed to reflect the addition of 3 Sororibus Trust and the removal of the Lax Trust as a Reporting Person.

Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on December 6, 2023.

Item 1.	Security and Issuer

This Amendment No. 39 is being filed with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”) of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the “Issuer”).

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str

15124 Maroussi

Greece

Item 2.	Identity and Background.

(a, b, c and f.) The business address of 3 Sororibus Trust (the “Trust”) is 31 Kitiou Kyprianou, 3036 Limassol, Cyprus. The Trust is an irrevocable trust established under the laws of Cyprus for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. Assonance Limited, a Cypriot private company limited by shares, is the trustee (the "Trustee") of the Trust. The Trust is the sole shareholder of Family Trading.

(d. and e.) To the best of the Reporting Persons’ knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 39, there are no material changes to this Item 2 from the Schedule 13D/A filed by the Reporting Persons with the Commission on December 6, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 39 is being filed to reflect the addition of the Trust and the removal of the Lax Trust as a Reporting Person, as a result of the transfer, for no consideration, of all outstanding shares of Family Trading from the Lax Trust to the Trust. Both the Lax Trust and the Trust are irrevocable trusts established for the benefit of certain family members of Mr. Evangelos J. Pistiolis.

Except as set forth herein, there are no material changes to this Item 3 from the Schedule 13D/A filed by the Reporting Persons with the Commission on December 6, 2023.

Item 4.	Purpose of Transaction

The information set forth in Item 3 above is hereby incorporated herein by reference. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of February 14, 2024, there were 4,626,197 Common Shares issued and outstanding.

Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 63.35% of the outstanding Common Shares. This percentage ownership is based on 4,626,197 Common Shares issued and outstanding as of February 14, 2024. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

The Trust may be deemed to beneficially own 2,930,718 Common Shares, representing approximately 63.35% of the outstanding Common Shares. This percentage ownership is based on 4,626,197 Common Shares issued and outstanding as of February 14, 2024. The Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,930,718 Common Shares. The Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,930,718 Common Shares.

Voting and disposition of the Common Shares held by the Trust requires the approval of the Trustee of the Trust.

Mr. Evangelos J. Pistiolis may be deemed to beneficially own 446,446 Common Shares, representing approximately 9.65% of the outstanding Common Shares. This percentage ownership is based on 4,626,197 Common Shares issued and outstanding as of February 14, 2024. Mr. Evangelos J. Pistiolis has the sole power to vote or direct the vote of 446,446 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Mr. Evangelos J. Pistiolis has the sole power to dispose or direct the disposition of 446,446 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Except as described above, to the best knowledge of the Reporting Persons, no other Common Shares are beneficially owned by the persons named in response to Item 2.

If the Reporting Persons were deemed to have formed a Section 13(d) group, such group would be deemed to beneficially own an aggregate of 3,377,164 Common Shares for the purpose of Rule 13d-3 under the Act, which would constitute approximately 73.00% of the issued and outstanding Common Shares and represent approximately 73.00% of the total voting power of the issued and outstanding Common Shares as of February 14, 2024. This percentage ownership is based on 4,626,197 Common Shares issued and outstanding as of February 14, 2024. In no case do any of the Reporting Persons have or share voting or investment power with respect to the entirety of that number of Common Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold Common Shares, reported on this Schedule 13D) is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c.) Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons named in response to Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Series D Preferred Stock

On May 8, 2017, the Issuer issued 100,000 shares of Series D Preferred Stock to Tankers Family Inc. a corporation all of whose outstanding common shares are owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Evangelos J. Pistiolis. One share of Series D Preferred Stock has the voting power of 1,000 Common Shares. On December 1 and December 10, 2020, the Issuer sold and leased back M/T Eco Beverly Hills and M/T Eco Bel Air, respectively, to a third non-affiliated party (the “Navigare Lease”). As a prerequisite for the Navigare Lease, Mr. Evangelos J. Pistiolis personally guaranteed the performance of the bareboat charters entered in connection with the lease, under certain circumstances, and in exchange, the Issuer amended the Certificate of Designations governing the terms of the Series D Preferred Shares, to adjust the voting rights per share of Series D Preferred Shares such that during the term of the Navigare Lease, the combined voting power controlled by Mr. Evangelos J. Pistiolis and the Lax Trust does not fall below a majority of the total voting power of the outstanding voting shares of the Issuer, irrespective of any new common or preferred stock issuances, and thereby complying with a relevant covenant of the bareboat charters entered in connection with the Navigare Lease. The voting power of each share of Series D Preferred Stock and the number of shares of Series D Preferred Stock outstanding are not otherwise subject to adjustment, including in the event of a stock dividend payable on the Issuer’s Common Shares or a subdivision or combination of the Issuer’s outstanding Common Shares. Shares of the Series D Preferred Stock are not convertible into Common Shares and have no dividend or other economic rights.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Undertaking.

Exhibit B	Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 6-K, filed with the Commission on May 8, 2017).

Exhibit C	Certificate of Amendment to Certificate of Designation of Rights, Preferences and Privileges of Series D Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 6-K, filed on December 4, 2020).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

3 Sororibus Trust

Assonance Limited, as Trustee

	By:	/s/ Alexandros Economou
	Name:	Alexandros Economou
	Title:	Sole Director

/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: February 14, 2024	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

3 Sororibus Trust

Assonance Limited, as Trustee

	By:	/s/ Alexandros Economou
	Name:	Alexandros Economou
	Title:	Sole Director

/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis